# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FAT Brands, Inc., CIK 0001705012
CUSIP: 30258N105
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 9720 Wilshire Blvd, Suite 500, Beverly Hills, California (CA), 90812
Date of event which requires filing of this statement: 11/21/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001828859

## Reporting persons
- Muhammad Asif Seemab: type of reporting person: individual (IN); citizenship or place of organization: Pakistan (R0); sole voting power 1,030,000; shared voting power 0; sole dispositive power 1,030,000; shared dispositive power 0; aggregate amount beneficially owned 1,030,000 (6.2% of the class)

## Item 1. Issuer
Name of issuer: FAT Brands, Inc.
Address of issuer's principal executive offices: 9720 Wilshire Blvd, Suite 500 , Beverly Hills, CA, 90812.

## Item 2. Person Filing
Name of person filing: The reporting person is Muhammad Asif Seemab. This Schedule 13G is being filed to report the shares of Class A Common Stock of FAT Brands, Inc. ("Issuer") owned by Mr. Seemab. The percentages in this filing are based on 16,668,520 shares of Class A Common Stock as reflected in the Issuer's Form 10Q for the quarter ended September 28, 2025. In addition to those reportable shares, as of the date of this filing, Mr. Seemab also owns 390,500 shares of Series B Cumulative Preferred Stock ("Preferred Shares") of the Issuer. According to documents filed by the Issuer, the holders of the Preferred Shares as a group are entitled to elect two directors of the Issuer if the Issuer is in default of 18 or more monthly dividend payments. To the best knowledge of the reporting person, the Issuer is in default of seven monthly payments as of the date of this filing. Consequently, the Preferred Shares currently are non-voting securities.
Address of principal business office or, if none, residence:
350 Herb Hill Road
Glen Cove, NY 11542
Citizenship: Pakistan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,030,000
Percent of class: 6.2%
Sole power to vote or to direct the vote: 1,030,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,030,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Muhammad Asif Seemab: Muhammad Asif Seemab, Muhammad Asif Seemab, Reporting Person (11/26/2025)